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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                        DUCK HEAD APPAREL COMPANY, INC.
        --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        --------------------------------------------------------------
                         (Title of Class of Securities)

                                  26410P 10 3
        --------------------------------------------------------------
                                 (CUSIP Number)

                              Bettis C. Rainsford
                           108 1/2 Courthouse Square
                        Edgefield, South Carolina 29824
                                 (803)637-5304
        --------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 14, 2000
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                               Page 1 of 6 pages

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------
CUSIP NO.      26410P 10 3                                                    PAGE     2      OF    6     PAGES
             --------------                                                          ------       ------
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Bettis C. Rainsford
----------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                  (a) [ ]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           NA
----------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           US
----------------------------------------------------------------------------------------------------------------------------
                     7          SOLE VOTING POWER

                                334,218
                 -----------------------------------------------------------------------------------------------------------
    NUMBER OF        8          SHARED VOTING POWER
     SHARES
   BENEFICIALLY                 0
     OWNED BY    -----------------------------------------------------------------------------------------------------------
      EACH           9          SOLE  DISPOSITIVE POWER
   REPORTING
     PERSON                     334,218
      WITH       -----------------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                0
----------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           334,218
----------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
           (SEE INSTRUCTIONS)
----------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.9%
----------------------------------------------------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
           IN
----------------------------------------------------------------------------------------------------------------------------


                               Page 2 of 6 pages
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                                AMENDMENT NO. 3
                                TO SCHEDULE 13-D

         This Amendment No. 3 amends and restates the indicated items of the statement on Schedule 13D, as amended, relating to the Common Stock, $.01 par value ("Shares"), of Duck Head Apparel Company, Inc., a Georgia corporation, (the "Company") filed on behalf of Bettis C. Rainsford, a shareholder of the Company and removes Talmadge Knight, a shareholder of the Company and former member of a "group" with Mr. Rainsford, as a reporting person.

Item 2.  Identity and Background

         Item 2 is hereby restated as follows:

         (a)      Name of filing person:

                           Bettis C. Rainsford

         (b)      Business Address:

                           108 1/2 Courthouse Square
                           Edgefield, South Carolina 29824

         (c)      Principal Occupation:

                           President
                           Rainsford Development Corporation
                           108 1/2 Courthouse Square
                           Edgefield, South Carolina 29824
                           (General business development activities)

         (d) During the past five years, Mr. Rainsford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, Mr. Rainsford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                            United States of America

Item 3.  Source and Amount of Funds or Other Consideration


                               Page 3 of 6 pages

         Item 3 is hereby amended to delete the second paragraph.

Item 4.  Purpose of Transaction

         Item 4 is hereby restated as follows:

         The November 8, 2000 annual meeting of shareholders of the Company (the "Annual Meeting") was adjourned until November 15, 2000 due to lack of a quorum. On November 14, 2000, Mr. Rainsford notified the Company that he was withdrawing his intent to nominate his director nominees, including Mr. Knight, for election to the board of directors of the Company. Following this notification, all contracts, understandings, arrangements or relationships with Mr. Knight, including the existence of a "group" comprising Mr. Rainsford and Mr. Knight, were terminated. Mr. Rainsford individually holds the shares for investment purposes and will continue to review this investment based on an evaluation of the Company and its business and prospects, including the Company's business and the market price of the Common Stock. Mr. Rainsford may explore from time to time in the future a variety of alternatives with respect to his investment, including, without limitation, one or more of the following:
(a) the acquisition of additional securities of the Company; (b) the disposition of all or any portion of securities of the Company held by Mr. Rainsford; (c) an extraordinary corporate transaction, such as a sale, merger, reorganization or liquidation involving the Company; or (d) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Item 5(a) is hereby restated as follows:

         Name                        Number of Shares           Percentage
         Bettis C. Rainsford         334,218                    13.9%

         Item 5(b) is hereby restated as follows:

                  (i)      Sole power to vote or direct the vote:

                           Name                      Number of Shares
                           Bettis C. Rainsford       334,218

                  (ii)     Shared power to vote or direct the vote:

                           Name                      Number of Shares
                           Bettis C. Rainsford       0

                  (iii)    Sole power to dispose or direct the disposition:

                           Name                      Number of Shares
                           Bettis C. Rainsford       334,218

                  (iv)     Shared power to dispose or direct the disposition:

                           Name                      Number of Shares
                           Bettis C. Rainsford       0



                               Page 4 of 6 pages

         Mr. Rainsford owns 329,424 shares directly. In addition, the number of shares shown above as owned by Mr. Rainsford includes an aggregate of 4,794 shares owned by The Edgefield County Foundation, a charitable trust, as to which Mr. Rainsford holds voting and investment power, but disclaims beneficial ownership.

         Item 5(c) is hereby restated as follows:

         None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 is hereby amended to delete the second paragraph.

Item 7.  Material Filed as Exhibits

         Item 7 is hereby restated as follows:

         None.


                               Page 5 of 6 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 14, 2000



                                             /s/ Bettis C. Rainsford
                                             ----------------------------------
                                             Bettis C. Rainsford


                               Page 6 of 6 pages